JM Global Holding Company

1615 South Congress Avenue, Suite 103

Delray Beach, FL 33445

June 16, 2015

VIA EDGAR

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	JM Global Holding Company

Draft Registration Statement on Form S-1

Submitted May 7, 2015

CIK No. 0001641398

Dear Mr. McWilliams,

JM Global Holding Company (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 3, 2015 regarding our Draft Registration Statement on Form S-1 (the “Registration Statement”) previously filed on May 7, 2015. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that, to date, neither it, nor anyone authorized to do so on its behalf, has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company represents to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Commission for review. In such case, the Company further confirms that no copies will be retained by potential investors.

Prospectus Summary, page 1

General, page 2

2.	We note your disclosure that your sponsor will own 23.8% and up to 69.5% of your outstanding common stock upon completion of this offering depending on whether the underwriters exercise their overallotment option and whether your sponsor purchases 3,000,000 units in this offering. Please disclose here your sponsor’s ownership percentages and discuss the impact such ownership percentages could have on the approval of an initial business combination or on amendments to your governing documents which have supermajority thresholds set below your sponsor’s ownership percentage of 69.5%, assuming your sponsor purchases 3,000,000 units in this offering.

We have revised the disclosure per the Staff’s comment.

The Offering, page 4

Exercise price, page 6

3.	You state that each warrant contained in the units being offered pursuant to this registration statement entitles the holder to purchase one half of one share of your common stock and that no fractional shares will be issued upon exercise of the warrants. Please clarify how fractional interests will be treated upon exercise of an odd number of warrants. In this regard, we note your disclosure in the first paragraph on page 82.

We have revised the disclosure per the Staff’s comment.

Risk Factors, page 18

Since holders of founder shares and placement units will lose, page 28

4.	We note your disclosure that your sponsor has indicated that it intends to purchase up to 3,000,000 units in this offering and that your sponsor has agreed that it will not seek redemption of 1,000,000 shares included in such units. Please revise this risk factor as applicable.

We respectfully inform the Staff that we do not believe the above-referenced risk factor needs to be revised.  The redemption to be waived with respect to the 1,000,000 shares is solely in conjunction with the consummation of an initial business combination, and not with respect to a liquidation if we are unsuccessful in consummating our initial business combination.  If a business combination is not completed within the required time period, the purchasers of the 1,000,000 shares will receive liquidation proceeds with respect to such shares.  The risk addressed in the above-referenced risk factor goes to the conflict that might arise as a result of a rush into a poorly-chosen business combination in order to salvage an investment in the founder shares and placement units, which securities will not receive any liquidation proceeds if a business combination is not completed.  As this is not the case with the 1,000,000 shares referenced above, we respectfully believe the risk factor disclosure is proper as is.  Accordingly, we have not revised the disclosure in the Registration Statement in connection with this comment.

Provisions of our amended and restated certificate of incorporation, page 31

5.	We note your disclosure that your sponsor will own 69.5% of your common stock if it purchases the 3,000,000 units in this offering and that amendments to certain provisions of your certificate of incorporation and trust agreement requires approval by 65% of your issued and outstanding shares of common stock which will be less than your sponsor’s ownership percentage. Please revise this risk factor to disclose this ownership percentage and the associated risks. Please similarly revise the last risk factor on page 32.

We have revised the disclosure per the Staff’s comment.

Dilution, page 42

6.	We note from your disclosure in footnote 2 that no value is attributed to the placement warrants contained in the placement units. Please revise to clearly explain why no value is attributed to the placement warrants.

We have revised the disclosure per the Staff’s comment.

Capitalization, page 44

7.	Please revise to include an introductory paragraph which discloses details of the transactions included in the “as adjusted” column. Your disclosure should provide details of the sale of units in this offering and private placement warrants, including the amount of units and warrants to be sold and the price per unit or warrant. You should also include disclosure of the amount of proceeds expected to be received from this offering.

We have revised the disclosure per the Staff’s comment.

8.	We note that you have presented common stock subject to redemption as $45,721,080 in the “as adjusted” column. Please revise to disclose, how you calculated or determined that amount.

We have revised the disclosure to show the calculation per the Staff’s comment.

Signature, page II-5

9.	Please revise the second half of your signature page to include the signature of your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacity, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

We have revised the signature page per the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tim Richerson
Tim Richerson
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP